

Mail Stop 3561   January 19, 2016

<u>Via E-Mail</u>
Mr. Ron Cameron
Chief Financial Officer
Dominion Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9

      Re: **Dominion Diamond Corporation**
               Form 40-F for the Fiscal Year Ended January 31, 2015
               Filed April 20, 2015
               File No. 001-33838

Dear Mr. Cameron:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/Tia L. Jenkins

                           Tia L. Jenkins
                           Senior Assistant Chief Accountant
                           Office of Beverages, Apparel, and Mining